UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________    to __________

Commission file number 1-475

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

A. O. Smith Retirement Security Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

A. O. Smith Corporation
11270 West Park Place
Milwaukee, WI 53224

REQUIRED INFORMATION

1.Not Applicable.
2.Not Applicable.
3.Not Applicable.
4.The A. O. Smith Retirement Security Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.
Signature
Exhibits
23.1    Consent of Independent Auditors

A. O. SMITH
RETIREMENT SECURITY PLAN
Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
A.O. Smith Retirement Security Plan
Milwaukee, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the A.O. Smith Retirement Security Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of A.O. Smith Retirement Security Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Company’s auditor since 1993

June 30, 2025
Milwaukee, Wisconsin

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets:
Investments at Fair Value	$2,627,180	$2,465,094
Plan interest in A.O. Smith Corporation Master Trust at Fair Value	594,940,751	563,119,347
Total investments	597,567,931	565,584,441
Receivables:
Notes receivable from participants	10,431,569	9,710,819
Company contributions	9,232,039	7,433,788
Participant contributions	471,768	—
Total receivables	20,135,376	17,144,607
Net assets available for benefits	$617,703,307	$582,729,048
The accompanying notes to the financial statements
are an integral part of this statement

A. O. SMITH
RETIREMENT SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2024 and 2023

	2024	2023
Increases (Decreases):
Change in plan interest in A.O. Smith Corporation Master Trust (Note 2)	$55,850,152	$75,453,214
Net appreciation in fair value of investments	76,127	61,787
Interest and dividends	85,959	45,674
Interest income from participant loans	645,023	470,757
Net income	56,657,261	76,031,432
Contributions:
Company	18,702,406	16,687,574
Participants	24,919,997	23,425,774
Rollovers	1,900,050	3,748,857
Total contributions	45,522,453	43,862,205
Total increases	102,179,714	119,893,637
Decreases:
Benefit and withdrawal payments	68,918,435	48,626,021
Change in net assets available before transfers	33,261,279	71,267,616
Transfers from other plans	1,712,980	2,534,263
Change in net assets available for benefits	34,974,259	73,801,879
Net assets available for benefits:
Beginning of year	582,729,048	508,927,169
End of year	$617,703,307	$582,729,048
The accompanying notes to the financial statements
are an integral part of this statement.

A. O. SMITH
RETIREMENT SECURITY PLAN
Notes to Financial Statements
December 31, 2024 and 2023

1. Description of Plan and Significant Accounting Policies
The A. O. Smith Retirement Security Plan (the Plan) was originally established as the A.O. Smith Profit Sharing Retirement Plan (the Plan) in 1956. Effective January 1, 2010, the Plan was renamed the A. O. Smith Retirement Security Plan and the accounts of all non-union participants maintained under the A. O. Smith Corporation Savings Plan were transferred into the Plan. The Plan generally covers salaried or commissioned employees of A. O. Smith Corporation (the Company), its subsidiaries and affiliates and the non-union hourly employees of the Company’s facilities in Appleton, WI; Ashland City, TN; Austin, TX; Charlotte, NC; Chicago, IL; Cookeville, TN; Dallas, TX; El Paso, TX; Florence, KY; Franklin, TN; Groveport, OH; Haltom City, TX; Johnson City, TN; Knoxville, TN; Las Vegas, NV; Lebanon, TN; McBee, SC; Milwaukee, WI; Nashville, TN; Phillipsburg, KS; Phoenix, AZ; Plymouth, MI; Pottstown, PA; Rancho Cucamonga, CA; Tucson, AZ; and West Palm Beach, FL providing a convenient means of savings with the assistance of the Company. To be eligible, certain employees must either be employed at a rate expected to work 1,000 hours of service in a plan year or actually complete 1,000 hours of service during their first 12 months of employment or any plan year thereafter. Employees are eligible to participate in the Plan on the first day of the month after the individual qualifies as an eligible employee. Employees elect to participate by designating a portion of their earnings to be contributed to an account maintained on behalf of the participant. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Plan contracted with Matrix Trust Company (Matrix) and Truist Investment Services Inc. (Truist) to act as custodian and OneAmerica Retirement Services LLC (OneAmerica) as recordkeeper under the Plan until December 8, 2024. After which Matrix and OneAmerica were replaced by Fidelity Management Trust Company as custodian and Fidelity Workplace Services LLC (Fidelity) as the recordkeeper under the Plan. Therefore Fidelity, Matrix, Truist, and OneAmerica, are each a party-in-interest to the Plan.
Effective January 1, 2010, the Plan was revised to satisfy the safe harbor requirements of Internal Revenue Code 401(k)(13) as follows:
a.An automatic enrollment feature was instituted, along with an annual automatic increase in employee pre-tax contributions;
b.Plan participants have the ability to contribute up to 100% of eligible compensation on a pre-tax basis; the company will make a matching contribution equal to 100% of the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation contributed to the Plan, for a maximum annual matching contribution of 3.5%; and
c.All matching contributions vest after two years of vesting service.
The Plan was also revised to permit the Company to make an additional discretionary matching contribution to be allocated as of the last day of the plan year for those participants who are employed on such date or who terminated during the year on or after attainment of age 65 or reaching retirement eligibility under their defined benefit plan, death, total and permanent disability, or termination resulting directly from job abolishment.
Also, effective January 1, 2010, all participants who are not eligible to accrue a benefit under any of the Company’s qualified defined benefit pension plans will be eligible for an annual non-elective employer contribution equal to 3% of the participant’s total compensation for the plan year, and will be eligible for a discretionary annual non-elective employer contribution in an amount determined by the Company, if any. In order to receive a non-elective employer contribution for a plan year, an eligible participant must be employed in a full-time equivalent position for the plan year or complete 1,000 hours of service during a plan year and be employed on the last day of the plan year or terminate employment during the plan year as a result of death, disability, retirement, or termination resulting from job abolishment. This non-elective contribution will vest after three years of vesting service.
Effective January 1, 2024, the Plan was amended to merge Water Tec Corporation Profit Sharing Plan (the “Water Tec Plan”) into the Plan. The related participants of the Water Tec Plan were transferred to the Plan effective January 2024.

1. Description of Plan and Significant Accounting Policies (continued)
Contributions
The Plan is a defined contribution plan to which participants may make contributions of not less than 1% and up to 100% of their earnings in any combination of before-tax and after-tax (Roth) contributions. Before-tax contributions are excluded from the participant’s current wages for federal income tax purposes and included for Roth contributions. The Internal Revenue Code has set a maximum of $23,000 for tax-deferred contributions that may be excluded for any individual participant in 2024 and $22,500 in 2023.
The Internal Revenue Code also allows additional catch-up contributions for participants age fifty or older. The maximum additional contribution allowed was $7,500 in 2024 and $7,500 in 2023. The Plan also provides for Company contributions in the form of matching contributions and non-elective contributions.
No federal income tax is paid on the pre-tax participant deferrals and Company contributions and growth thereon until the participant withdraws them from the Plan.
Contributions from participants are recorded when the Company makes payroll deductions from Plan participants. Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.
For non-union employees, the Company makes a matching contribution equal to 100% on the first 1% of a participant’s compensation and 50% on the next 5% of a participant’s compensation that is contributed to the Plan, for a maximum annual matching contribution of 3.5%. In addition to the matching contribution, the Company also makes a non-elective contribution of 3% of pay for certain participants. The Company will make a non-elective contribution for a participant for a plan year if the participant was not eligible to accrue a benefit under any defined benefit pension plan or money purchase pension plan sponsored or contributed to by the Company for such plan year, the participant was either employed as a full-time equivalent employee for the plan year or is credited with 1,000 hours of service for the plan year, and the participant was employed by the Company on December 31 of the plan year or terminated during the plan year after having attained age 65 (or retirement eligibility under the company’s defined benefit plan) or as a result of death, disability or job elimination.
Union employees receive a Company matching contribution equal to 50% of their contribution up to 4% of payroll period compensation.
Participant Account Provisions
A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:
a.Weekly for hourly participant contributions; semimonthly for salaried participant contributions.
b.Weekly for Company matching contributions for hourly participants; semimonthly for Company matching contributions for salaried participants.
c.Annually for non-elective company contributions.
d.Daily for a proportionate share of increases and decreases in the fair value of Plan assets.
e.At the time of benefit distribution or withdrawal, which consists of the following:
i.Upon retirement, death, disability, or termination of employment resulting from a permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. At age 72 (70 1/2 if you reach 70 1/2 before January 1, 2020), an account distribution election must be made.
ii.Upon termination of employment for other reasons, the balance in the separate account (reduced for non-vested Company contributions and growth thereon based on years of service) may be paid in a lump sum.
iii.An active participant age 59 1/2 or older may withdraw a lump sum of any amount up to the balance in the separate account, other than the employer’s non-elective contributions and earnings thereon.
iv.A non-union participant may withdraw all or any portion of the separate account attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions made prior to January 1, 2010, discretionary matching contributions, and earnings on these contributions may also be withdrawn if the participant has been employed by the Company for five full years of employment with the Company.
v.A non-union participant may withdraw at any time any amount attributable to participant contributions and earnings, to prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-

1. Description of Plan and Significant Accounting Policies (continued)
secondary education, unreimbursed medical expenses, funeral costs, and repairs to principal residence). Withdrawals may not include earnings on 401(k) contributions posted to a participant’s account after 1988.
vi.A non-union participant may withdraw in a lump sum all participant contributions made as a result of the participant’s initial automatic enrollment in the Plan within the first 90 days of the commencement of the contributions.
vii.No lump sum cash distribution in excess of $5,000 will be made without the consent of the participant.
f.Daily for investment allocation changes made by participants.
Forfeitures arising from participant accounts are allocated to a Plan forfeiture account, which is reduced periodically to reduce future employer contributions or pay Plan expenses. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
Vesting
Participants of the Plan are immediately 100% vested in their own contributions to the Plan. Company matching contributions are 100% vested after two years of vesting service. Non-elective company contributions to the plan are 100% vested after three years of vesting service.
Notes Receivable from Participants
Participants may borrow from their Plan accounts (excluding employer non-elective contributions and earnings thereon) a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan’s Trustee.
Forfeited Accounts
At December 31, 2024 and 2023, forfeited non-vested accounts totaled $1,220,682 and $744,811, respectively. These accounts will be used to reduce future employer contributions or future administrative expenses of the Plan. During 2024 forfeitures were used to reduce $20,500 of administration fees and $742,750 of employer contributions. During 2023 forfeitures were used to reduce $19,574 of administration fees and $873,040 of employer contributions.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.
Investment Valuation
U.S. GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

1. Description of Plan and Significant Accounting Policies (continued)
Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Realized gains and losses and unrealized appreciation and depreciation of plan assets are reported in the statements of changes in net assets available for benefits as net appreciation (depreciation) in the fair value of investments.
Following is a description of the valuation methodologies used by the Plan for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual funds: Shares held in mutual funds are valued at active market prices that represent the Net Asset Value (“NAV”) of shares held by the Master Trust at year end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.
Common/collective trusts: Valued at the NAV of shares of a bank collective trust held by the Master Trust at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Master Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Equities: Valued at the NAV of shares held at year-end. The NAV is based on the fair value of the underlying investments held by the participants. Participant transactions (issuances and redemptions) may occur daily.
Corporate Bonds: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Administrative Expenses
Expenses related to the administration of the Plan are paid out of the principal or income of the Plan. These amounts are netted with investment income on the Statements of Changes in Net Assets Available for Benefits. Administrative expenses totaled $1,097,852 and $813,290 for the years ended December 31, 2024 and 2023, respectively.
Payment of Benefits
Benefits are recorded when paid. As of December 31, 2024 and December 31, 2023, $0 and $226,862, respectively, were requested by participants but had not yet been paid from the Plan.

1. Description of Plan and Significant Accounting Policies (continued)
Reclassifications
Certain items in the prior year have been reclassified to conform to the presentation in the current year financial statements.
Subsequent Events
Management has evaluated subsequent events for possible recognition or disclosure through the date of financial statement issuance June 30, 2025. There were no subsequent events that required recognition or disclosure.
2. A. O. Smith Corporation Master Trust
The Plan has assets held in the A. O. Smith Corporation Master Trust at Matrix as of December 31, 2024. The Plan offers 26 investment vehicles in which participants may invest their account balances. If available, quoted market prices are used to value investments. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the plan at year end.
The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. As of December 31, 2024 and 2023, the Plan’s interest in the net assets of the Master Trust was 100.0%. Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2024, is as follows:

	December 31, 2024	December 31, 2024
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds	$208,931,038	$208,931,038
b. Common/Collective Trusts	386,009,713	386,009,713
Total	$594,940,751	$594,940,751

The following are net appreciation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2024.

Net appreciation in fair value of investments	$47,797,104
Investment Income	8,053,048
Total	$55,850,152
Significant information related to the investments in the Master Trust as of and for the year ended December 31, 2023, is as follows:

	December 31, 2023	December 31, 2023
	Master Trust Balances	Plan’s Interest in Master Trust
a. Registered Investment Company Mutual Funds	$169,347,118	$169,347,118
b. Common/Collective Trusts	392,699,037	392,699,037
d. Interest bearing cash	1,073,192	1,073,192
Total	$563,119,347	$563,119,347

The following are net deprecation in the fair value of investments and investment income for the Master Trust for the year ended December 31, 2023.

Net appreciation in fair value of investments	$70,168,677
Investment Income	5,284,537
Total	$75,453,214

The following summarizes the classification of investments at fair value by classification and method of valuation in accordance with U.S. GAAP:

		Assets at Fair Value as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Mutual Funds	$208,931,038	$208,931,038	$—	$—
Total assets in the fair value hierarchy	208,931,038	$208,931,038	$—	$—
Investment measured at NAV (a)	386,009,713
Total investments, at fair value	$594,940,751

			Assets at Fair Value as of December 31, 2023
Description	Total		Level 1	Level 2	Level 3
Interest bearing cash	$1,073,192	1073192	$1,073,192	$—	$—
Mutual Funds	169,347,118		169,347,118	—	—
Total assets in the fair value hierarchy	170,420,310		$170,420,310	$—	$—
Investment measured at NAV (a)	392,699,037
Total investments, at fair value	$563,119,347
(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2024 and 2023, respectively:

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$386,009,713	n/a	Daily	None

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/Collective trusts	$392,699,037	n/a	Daily	None
3. Fair value measurements
The following summarizes the classification of investments at fair value by classification and method of valuation in accordance with U.S. GAAP:

		Assets at Fair Value as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Cash	$60,574	$60,574	$—	$—
Equities	357,653	357,653	—	—
Corporate Bonds	2,208,953	—	2,208,953	—
Total assets in the fair value hierarchy	$2,627,180	$418,227	$2,208,953	$—

3. Fair value measurements (continued)

		Assets at Fair Value as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Cash	$115,444	$115,444	$—	$—
Equities	360,155	360,155	—	—
Corporate Bonds	1,989,495	—	1,989,495	—
Total assets in the fair value hierarchy	$2,465,094	$475,599	$1,989,495	$—

4. Income Tax Status
The Plan obtained its latest determination letter on August 24, 2016, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the Department of Labor or Internal Revenue Service. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in their separate account.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks of loss such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Party-in-Interest and Related Party Transactions
The Plan invests in shares of funds managed by an affiliate of the Trustees as defined by the Plan and, therefore, these transactions in such investments qualify as party-in-interest. The Plan invests in the common stock of AO Smith, which is a party-in-interest and a related party to the Plan. As of December 31, 2024 the Master Trust included 288,966 shares of AO Smith common stock with a market value of $19,710,528. Notes receivable from participants also qualify as party-in-interest transactions.

A. O. SMITH
RETIREMENT SECURITY PLAN
EIN 39-0619790, Plan 018
Schedule H, line 4i - Schedule of Assets Held (at End of Year)

December 31, 2024

(a)	(b)	(c)				(d)	(e)
	Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date				Cost	Current Value
Equities			Par	Rate of Interest	Maturity Date
	Abbott Laboratories	Common Stock	N/A	N/A	N/A	**	$10,745
	Accenture PLC	Common Stock	N/A	N/A	N/A	**	6,332
	Adobe Inc com	Common Stock	N/A	N/A	N/A	**	6,670
	Alphabet Inc Cap Stk CL C	Common Stock	N/A	N/A	N/A	**	19,044
	Amazon.com Inc	Common Stock	N/A	N/A	N/A	**	14,260
	Apple Inc	Common Stock	N/A	N/A	N/A	**	12,521
	Ares management Corporation CL A Com STK	Common Stock	N/A	N/A	N/A	**	8,675
	Bank America Corp Com	Common Stock	N/A	N/A	N/A	**	9,186
	Blackrock Inc Com USD	Common Stock	N/A	N/A	N/A	**	10,251
	Cisco Systems Inc	Common Stock	N/A	N/A	N/A	**	4,085
	Costco Wholesale Corp Com USD	Common Stock	N/A	N/A	N/A	**	8,246
	Danaher Corporation Com	Common Stock	N/A	N/A	N/A	**	4,591
	Deere and Co	Common Stock	N/A	N/A	N/A	**	6,356
	Eaton corporation PLC	Common Stock	N/A	N/A	N/A	**	8,297
	Expedia Group Inc	Common Stock	N/A	N/A	N/A	**	13,229
	Eccon Mobil Corp Com	Common Stock	N/A	N/A	N/A	**	7,422
	Goldman Sachs group Inc Com USD	Common Stock	N/A	N/A	N/A	**	6,871
	Home Depot Inc	Common Stock	N/A	N/A	N/A	**	9,725
	Honeywell International Inc Com USD	Common Stock	N/A	N/A	N/A	**	5,647
	Jacobs solutions Inc Com	Common Stock	N/A	N/A	N/A	**	4,677
	Johnson and Johnson Com USD	Common Stock	N/A	N/A	N/A	**	7,231
	Jones Lang Lasalle Inc Com	Common Stock	N/A	N/A	N/A	**	5,063
	JPMorgan Chase and Co	Common Stock	N/A	N/A	N/A	**	11,986
	Kinder Morgan Inc Com USD	Common Stock	N/A	N/A	N/A	**	4,384
	Lam Research Corp Com USD	Common Stock	N/A	N/A	N/A	**	10,835
	Leidos Holdings Inc Com	Common Stock	N/A	N/A	N/A	**	5,330
	Merck and Co Inc Com	Common Stock	N/A	N/A	N/A	**	4,974
	Meta Platforms Inc Class A Common Stock	Common Stock	N/A	N/A	N/A	**	17,565
	Microsoft Corp	Common Stock	N/A	N/A	N/A	**	11,802
	Northrop Grumman Corp Com USD	Common Stock	N/A	N/A	N/A	**	7,039
	Prudential Financial Inc	Common Stock	N/A	N/A	N/A	**	6,638
	Qualcomm Inc	Common Stock	N/A	N/A	N/A	**	5,530
	Regeneron Pharmaceuticals Inc	Common Stock	N/A	N/A	N/A	**	3,562
	Salesforce Inc Com	Common Stock	N/A	N/A	N/A	**	6,687

Verizon Communications Inc	Common Stock	N/A	N/A	N/A	**	5,799
Visa Inc	Common Stock	N/A	N/A	N/A	**	7,901
Vontier Corporation Com	Common Stock	N/A	N/A	N/A	**	6,492
Ishares Core S&P 500 ETF	Common Stock	N/A	N/A	N/A	**	18,249
Ishares TR Ishares Semicdtr	Common Stock	N/A	N/A	N/A	**	6,680
Select Sector Spdr Tr Communication	Common Stock	N/A	N/A	N/A	**	15,683
Select Sector Spdr Trust Technology	Common Stock	N/A	N/A	N/A	**	11,393
						$357,653
Corporate Bonds
Schwab Charles Corp	Corporate Bond	125,000	3.625%	4/1/2025	**	$124,633
Phillips 66 Not	Corporate Bond	150,000	3.850%	4/09/2025	**	149,576
Citizens Bank	Corporate Bond	100,000	2.250%	4/28/2025	**	99,174
Constellation Energy	Corporate Bond	150,000	3.250%	6/01/2025	**	149,024
Morgan Stanley MTN	Corporate Bond	110,000	5.000%	11/24/2025	**	110,180
Altria Group Inc	Corporate Bond	120,000	4.400%	2/14/2026	**	119,413
Gilead Sciences Inc	Corporate Bond	115,000	3.650%	03/01/2026	**	113,622
Bank of America Corp MTN	Corporate Bond	100,000	4.450%	3/03/2026	**	99,586
The Cigna Group	Corporate Bond	115,000	1.250%	3/15/2026	**	110,291
Oracle Corp	Corporate Bond	125,000	1.650%	3/25/2026	**	120,499
Citigroup Inc	Corporate Bond	115,000	3.400%	5/01/2026	**	113,017
Ebay Inc	Corporate Bond	50,000	1.400%	5/10/2026	**	47,872
Abbive Inc	Corporate Bond	115,000	3.200%	5/14/2026	**	112,954
Capital One Finl Corp Note	Corporate Bond	100,000	3.750%	7/28/2026	**	98,141
General Electric Co MTN	Corporate Bond	50,000	4.650%	8/15/2026	**	49,824
Morgan Stanley MTN	Corporate Bond	75,000	4.350%	9/08/2026	**	74,422
Allstate Corp	Corporate Bond	50,000	3.280%	12/15/2026	**	48,850
Intel Corp	Corporate Bond	100,000	3.150%	5/11/2027	**	95,968
Athene Holding LTD Note	Corporate Bond	100,000	4.125%	01/12/2028	**	97,563
Bank of America Corp Bond	Corporate Bond	100,000	6.875%	1/15/2028	**	105,429
Halliburton Co	Corporate Bond	60,000	2.920%	3/1/2030	**	53,994
Sysco Corp	Corporate Bond	50,000	5.950%	4/1/2030	**	52,079
Cencora Inc	Corporate Bond	70,000	2.800%	5/15/2030	**	62,842
						$2,208,953

Interest bearing cash
* Truist Bank	Interest-bearing cash				**	$60,574

* Participant Loans	3.25%-8.50%				$—	$10,431,569

Total Assets						$13,058,749

*Denotes a party-in-interest
**Column (d) cost information not required as accounts are participant directed

See Report of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. O. Smith Retirement Security Plan
/s/ Tracey Seymour
Dated:	June 30, 2025	Tracey Seymour
Retirement and Payroll Manager